Exhibit 12
VECTOR GROUP LTD.
Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings as defined:
Pre-tax income (loss) from continuing operations	$28,537	$94,572	$126,603	$68,480	$185,768
Adjustment for minority interests	—	—	—	—	(3,368)
Distributions from investees	6,715	13,741	9,878	7,311	5,935
Amortization of capitalized interest	1	1	1	1	1
Interest expense	104,415	37,998	51,871	37,664	26,730
Loss (income) in equity of affiliate	(15,213)	(24,399)	(16,243)	(9,086)	(7,543)
Rent expense	1,301	1,275	1,309	1,502	1,809

Total earnings	$125,756	$123,188	$173,419	$105,872	$109,332

Fixed charges as defined:
Interest expense	$104,415	$37,998	$51,871	$37,664	$26,730
Capitalized interest	—	—	—	—	—
Rent expense, net of minority interests	1,301	1,275	1,309	1,502	1,758

Total fixed charges	$105,716	$39,273	$53,180	$39,166	$28,488

Ratio of earnings to fixed charges	1.19	3.14	3.26	2.70	3.84